November 28, 2016

Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith Gregory

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—

Responses to Comments on Post-Effective Amendment No. 93

Dear Mr. Gregory:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 93 (the
“485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on September 30, 2016 to register Class R6 shares of AllianzGI Structured Return Fund (the “Fund”). We received your oral comments regarding the 485(a) Amendment via telephone on October 26, 2016. Summaries of your comments and the Trust’s responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 95 (the “485(b) Amendment”) to the Trust’s Registration Statement, which will be filed on November 29, 2016, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all required information that was omitted from or placed in brackets in the 485(a) Amendment.

2.	Comment: Short selling appears to be a principal investment strategy of the Fund. Please confirm supplementally that the expenses of short selling are reflected in the fee table of the Fund Summary.

Response: The Trust confirms that it did not incur dividend or interest expenses associated with short selling during the period reflected in the fee table. While the Fund uses short positions in implementing its principal investment strategies, these positions are generally obtained through derivatives that do not involve securities borrowing or the associated costs. The Trust confirms that, to the extent that it incurs costs in connection with short sales, these expenses will be reflected in the fee table and expense example in accordance with the requirements of Form N-1A.

3.	Comment: The Staff notes that the Fund’s Annual Fund Operating Expenses table includes a footnote that states: “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response: The Trust confirms that the Fund’s expense recoupments are applied in accordance with the guidance set forth in the Audit Risk Alert. The Trust notes, further, that the referenced footnote accurately describes the related expense limitation agreement. The Trust will monitor amounts subject to recoupment against both the original expense cap in effect at the time the expenses were waived and/or reimbursed, as well as against the expense cap in effect at the time of such monitoring. A clarifying change was made to the referenced disclosure in the 485(a) Amendment (in conjunction with reprints of the offering documents for all the funds in the Allianz complex) in order to minimize any potential for confusion over the standard applied when recouping under the expense limitation agreement. The Trust will consider further clarifying changes in response to this comment in connection with the next annual update to the Trust’s registration statement, which is expected to be filed in early December 2016 and to become effective February 1, 2017.

4.	Comment: In the “Portfolio Turnover” section of the Fund Summary, please update the disclosure to include the Fund’s turnover for the fiscal year ended September 30, 2016. Please generally update the financial and other information in the Prospectus and Statement of Additional Information (“SAI”) so that it is based on the fiscal year ended September 30, 2016.

Response: The Trust respectfully declines to make the requested updates. The Trust notes that audited financial information for the fiscal year ended September 30, 2016, has not yet been publicly released. The Trust notes, furthermore, that the Fund separately offers several share classes in addition to the Class R6 Shares that will be registered in the 485(b) Amendment, and that including updated financial data in the 485(b) Amendment would result in a discrepancy in the information being provided to prospective investors in the Fund’s different share classes. The financial highlights and financial statements from the Fund’s most recent semi-annual financial period ended

March 31, 2016, however, are included in the Prospectus. The portfolio turnover rates, financial and other information for the fiscal year ended September 30, 2016 will be included in the forthcoming annual update to the Trust’s registration statement when it becomes effective February 1, 2017.

5.	Comment: In the “Principal Investment Strategies” section of the Fund Summary, please clarify the purpose of the Fund’s option strategies. For example, will such strategies be used to generate option premium income, to reduce market losses and the volatility of the Fund’s returns, for hedging purposes, or to establish exposure to the overall market.

Response: In response to this comment and to comment 6 below, the Trust intends to make certain clarifying revisions to the Fund’s strategy disclosures in the Fund Summary and in the Item 9 section of the Prospectus. However, The Trust intends to make these revisions in conjunction with its forthcoming annual update to its registration statement, and respectfully declines to make these revisions at this time. A marked version of the Fund’s Item 9 strategy disclosure, as it will be revised in connection with the Fund’s annual update, is attached hereto as Appendix A. As noted above, the Trust’s initial annual update filing is expected to be submitted in early December 2016.

6.	Comment: Please consider including a brief description of put and call options and the effect on the Fund of buying such options. For example, would these investments limit the opportunity to profit from an increase in the value of the SPDR S&P 500 ETF?

Response: Please see the response to comment 5 above.

7.	Comment: If accurate, please add disclosure to the Fund Summary the Item 9 disclosure stating that FLEX options are available through the Chicago Board Options Exchange and are guaranteed for settlement by the Options Clearing Corporation.

Response: The requested change will be made in the Trust’s upcoming annual update to its registration statement. Please see the response to comment 5 above and the Fund’s marked strategy language in Appendix A.

8.	Comment: Please disclose the circumstances when the Fund would invest in individual equity securities as opposed to an ETF or a stock index future.

Response: The Trust respectfully declines to revise its disclosure in response to this comment. The Trust submits that it will invest in individual equities as an alternative to investing in other instruments that seek to replicate stock market returns, and notes that its Fund Summary and Item 9 disclosure each include a statement to this effect: “The Fund also may invest directly in some or all of the companies included in the S&P 500 Index, seeking to replicate approximately the relative weighting of the stocks in the S&P 500 Index.”

9.	Comment: Please disclose how the Fund will determine which portfolio securities to buy and how the Fund will determine when to sell portfolio securities.

Response: As disclosed in the Trust’s response to comment 8 above, the Fund normally invests in individual common stocks primarily as a means of replicating the performance of a broader market. The Trust also notes that the Fund’s Item 9 disclosure includes the following statement regarding the Fund’s approach to sell decisions: “When investing directly in companies included in the S&P 500 Index, the portfolio managers may consider selling a particular position if the security ceases to be included in the S&P 500 Index (either through quarterly rebalancing of the index or otherwise) or if a more attractive means of achieving the same exposure is identified.”

10.	Comment: If applicable, please disclose whether the Fund will invest in cash, cash equivalents or short term debt as part of its options strategies. Please disclose the reason for such investments—for example, as collateral for derivative positions.

Response: A clarifying change will be made in the Trust’s upcoming annual update to its registration statement. Please see the Fund’s marked strategy language in Appendix A.

11.	Comment: The last line of the second paragraph of the “Principal Investment Strategies” section of the Fund Summary includes a reference to “other derivative instruments.” Please identify the other derivative instruments that would be used and make a corresponding change in the Item 9 disclosure.

Response: A clarifying change will be made in the Trust’s upcoming annual update to its registration statement. Please see the response to comment 5 above and the Fund’s marked strategy language in Appendix A.

12.	Comment: Please consider revising disclosure in the “Principal Investment Strategies” section of each Fund Summary to further explain the ratio spread strategy, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: A clarifying change will be made in the Trust’s upcoming annual update to its registration statement. Please see the response to comment 5 above and the Fund’s marked strategy language in Appendix A.

13.	Comment: If the Fund will invest in ETNs as a principal strategy, please include a corresponding principal risk. If not, please move the disclosure concerning ETNs elsewhere in the Prospectus.

Response: The Trust will make the requested revision and remove disclosure concerning ETNs in connection with the next annual update to the Trust’s registration statement. Please see the response to comment 5 above.

14.	Comment: The Fund’s principal strategies include a short call overlay strategy and additional option spread strategy. However, there is no disclosure pertaining specifically to the risks of investing in options. Please summarize all the principal risks of investing in options, including any special risks relating to FLEX options.

Response: The Trust believes the Fund’s current risk disclosure is sufficient and compliant with From N-1A, and respectfully declines to make the requested change. The Trust believes that the Fund’s current risk disclosure, particularly disclosure regarding Derivatives Risk, encompasses the risks associated with investments in FLEX options. Additionally, the Trust notes that there is a lengthy section of the SAI titled “Investment Objectives and Policies – Derivative Instruments – Risks Associated with Options on Securities and Indexes” which provides extensive detail regarding the particular risks associated with a Fund’s investments in options.

15.	Comment: The disclosure indicates that the Fund may principally invest in the SPDR S&P 500 ETF or similar ETFs that intend to achieve exposure to and approximate the relative weighting of S&P 500 stocks. Given the Fund’s principal exposure to ETFs please include a specific risk factor relating to ETFs in the summary section and in Item 9.

Response: The Trust believes the Prospectus and SAI contain adequate disclosure relating to the Fund’s investments in ETFs. Both the Fund Summary and Item 9 disclosure in the Prospectus include “Underlying Fund and Other Acquired Fund Risks” as a principal risk, with the Fund Summary stating:

The Fund will be indirectly affected by factors, risks and performance specific to ETFs and mutual funds and pooled vehicles that are not sponsored or managed by the Manager (“Other Acquired Funds”).

Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Investment in Other Investment Companies” states:

The Fund may invest in other investment companies, including exchange-traded funds (ETFs). Please see “Investment Objectives and Policies” in the Statement of Additional Information for more detailed information. As a shareholder of another investment company, the Fund may indirectly bear service and other fees which are in addition to the fees the Fund pays its service providers. To the extent the estimated fees and expenses of the Fund attributable to investment in other investment companies, or in companies that rely on certain exemptions from the definition of that term, exceed 0.01% of the Fund’s average net assets (without taking into account expenses from investing cash collateral for securities loans), those amounts are reflected in the Fund’s expense table in the Fund Summary under the heading “Acquired Fund Fees and Expenses.”

Additionally, the Trust notes that there is a lengthy section of the SAI titled “Investment Objectives and Policies – Other Investment Companies” which provides extensive detail regarding the particular risks associated with the Fund’s investments in ETFs.

In light of existing disclosure relating to the reasons why the Fund may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

16.	Comment: In connection with the Fund’s short option strategies, please disclose the risks of short selling in the Fund Summary and in the Item 9 disclosure.

Response: The Trust respectfully submits that its existing disclosure of derivatives related risk, including “Credit and Counterparty Risk,” “Derivatives Risk” and “Leveraging Risk” in the “Summary of Principal Risks” section of the Prospectus, is adequate to address the Fund’s use of short option strategies. The Trust notes that the Fund does not engage in conventional equity short sales as a principal investment strategy. The Trust notes that the Fund’s in-the-money short call overlay strategy is different from a conventional short selling strategy insofar as it does not involve the borrowing of securities and involves the receipt of premium, as opposed to the payment of interest. The Trust also notes that the Fund typically owns the securities underlying the call options that it writes.

17.	Comment: Please explain supplementally why interest rate risk is not included as a principal or secondary risk of the Fund.

Response: The Trust supplementally notes that while the Fund retains the ability to invest in fixed income securities, it has not typically invested to a material extent in such securities, and otherwise does not employ a principal strategy that entails significant interest rate risk.

18.	Comment: The Staff notes that Turnover Risk is included as a principal risk of the Fund and requests that a statement to the effect that the Fund may engage in active and frequent trading be included in the “Principal Investment Strategies” section of the Fund Summary.

Response: The Trust notes that Item 3 of Form N-1A requires the Fund to define fund turnover, explain its effects on Fund performance, and provide the fund turnover rate during the most recent fiscal year. Given that this disclosure is required for all series of the Trust including those that, like the Fund, do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for the Fund, regardless of whether the Fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

19.	Comment: Please disclose year-to-date performance information for the Fund as of the most recent calendar quarter.

Response: Consistent with past practice, the Trust will include year-to-date performance information as of September 30, 2016.

20.	Comment: The Staff notes that in the annual returns table, returns for the Class R6 shares are in brackets. Please confirm supplementally that when performance for the Fund is shown it will be consistent with the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997) (hereinafter, “Quest for Value”).

Response: It has been the longstanding practice of funds advised by Allianz Global Investors U.S. LLC to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by the Trust, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes. This conversation resulted from the filing of a post-effective amendment to the Trust’s registration statement. The cover letter of that amendment specifically referred to Trust’s then-proposed (and now current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in the Quest for Value no-action letter. The methodology in question was the same as that used for presenting the performance in the 485(a) Amendment. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood that the Trust would use such methodology in the absence of further Staff action. The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar chart, detailed information may be found regarding the calculation of each Fund’s class-by-class performance, including a discussion of any performance adjustments, under “Additional Performance Information” in the Funds’ Prospectus and SAI.

21.	Comment: Please explain supplementally the basis for considering the BofA Merrill Lynch 3-Month US T-Bill Index an appropriate broad-based market index considering that as of March 31, 2016, the SPDR S&P 500 ETF comprised 94.5% of the Fund’s assets according to the Trust’s Semi-Annual Report from June 2, 2016.

Response: The Trust notes that, as described in its strategy language, the Fund normally writes in-the-money call options in an amount roughly equal to the value of Fund’s long-only equity portfolio. This options overlay strategy gives the Fund significantly different risk-reward dynamics than a typical long-only equity fund. The Fund receives income from writing these call options. The Fund then delivers portfolio securities to the extent these call options are exercised or, in cases where the options expire worthless, the Fund retains both the premium and the underlying security. In managing its portfolio this way, the Fund seeks to deliver steady, risk-managed returns that have little correlation to broader equity securities markets such as the S&P 500. Accordingly, the Trust submits that the BofA Merrill Lynch 3-Month US T-Bill Index is an appropriate and useful index for investors to reference.

The Trust furthermore submits that the BofA Merrill Lynch 3-Month US T-Bill Index is a well-known, widely published, industry-standard benchmark which tracks the performance of U.S. treasury bills. Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.

22.	Comment: The Staff notes that the principal investments and strategies of the Fund state that the Fund may be subject to capitalization criteria and percentage investment limitations but disclosure provided in the Fund Summary does not include such limitations. Please reconcile as applicable.

Response: The Trust will make the requested update and remove reference to capitalization criteria and percentage investment limitations.

23.	Comment: Please explain supplementally why you believe that investing in long call options or call option spreads are appropriate securities for a temporary defensive position.

Response: The Trust submits that long call options and call option spreads could be used to offset other of the Fund’s options positions. In the event the Fund considered it necessary to manage risk of loss from preexisting options positions, entering into long call option and call option spread positions could therefore be defensive.

24.	Comment: Please revise the “Prior Related Performance Information” disclosure to indicate that “net of fees” returns are net of all actual fees.

Response: The Trust has reviewed the Staff’s guidance in the Nicholas-Applegate Letter with respect to “net of fees” disclosure and believes the existing calculation, presentation and description of composite performance is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust notes further that the composite included in this section may contain separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., custody expenses, sales loads and distribution fees, among others), as does the Fund, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, the Trust respectfully declines to make changes to the “net of fees” performance presentation in response to this comment.

25.	Comment: Consider revising disclosure in the second paragraph of the “How Fund Shares are Priced” section to state specifically how market values are determined for other acquired funds, for example, the SPDR S&P 500 ETF. The Staff notes that the Fund may have significant exposure (greater than 25%) to such other acquired funds.

Response: The Trust respectfully submits that SPDR S&P 500 ETF shares do not give rise to valuation challenges, as they are liquid and exchange-traded, and, as with other liquid securities, their prices are generally available at the close of trading. The Trust will otherwise consider adding further clarifying disclosure regarding its valuation of non-exchange traded investment company shares in connection with its upcoming annual update.

26.	Comment: The Staff notes that tax information relating to taxation on investments made through tax qualified retirement plans and other tax advantaged investors is not included in this Prospectus. Please explain supplementally the reason for the different disclosure.

Response: The referenced disclosure has been incorporated into the Tax Consequences section of the Prospectus.

27.	Comment: Please confirm supplementally that the Fund segregates an appropriate amount of assets to cover its obligations in connection with total return swaps, consistent with SEC Concept Release No. IC-29776 (August 31, 2011).

Response: The Trust confirms that it evaluates the Fund’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust notes that in December 2015 the Commission proposed rule changes relating to this topic that, if adopted as proposed, would affect the Fund’s future approach to compliance with section 18(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

28.	Comment: Please state whether the 485(b) amendment will include fiscal year 2016 financial results. If not, please note that the information for the period between the end of the latest fiscal year and the date of the latest balance sheet or statement of assets and liabilities is required to be shown.

Response: Consistent with past practice, the Trust will include updated unaudited financial results from the Fund’s Semi-Annual Report for the period ended March 31, 2016. Please see the response to comment 4 above.

29.	Comment: With respect to the Fund’s concentration policy, please include narrative disclosure stating that the Fund will consider the concentration of affiliated and unaffiliated investment companies when determining compliance with their own concentration policies.

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. The Trust respectfully declines to make the requested change at this time but will consider further clarifying changes in response to this comment in connection with the next annual update to the Trust’s registration statement.

30.	Comment: If derivatives may be taken into account in assessing compliance with the Fund’s 80% test under Rule 35d-1 (in each case, a “Rule 35d-1 Policy”) under the 1940 Act, please describe how derivatives are included or counted for purposes of the Fund’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of a Fund’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word

“bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. The Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Fund’s investments refer to total assets. Unless otherwise stated, if the Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

This language remained unchanged in the 485(b) Amendment. The Trust notes that in December 2015 the Commission proposed rule changes relating to this topic that, if adopted as proposed, would affect the Fund’s future approach to segregation.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Angela C. Jaimes, Esq.

Appendix A – Item 9 Disclosure of Principal Investment Strategies

In pursuing its investment objective of long-term capital appreciation, the Fund combines long equity exposure with an in-the-money short call overlay strategy and also may seek to enhance returns through the use of additional option spreads. Under normal circumstances, the Fund’s option positions are expected to generate income for the Fund, while significantly limiting the Fund’s exposure to broader securities market movements. The Fund seeks to generate steady, risk-managed returns that are generally independent of market conditions.

To achieve its long equity exposure, the Fund expects to invest typically in one or more exchange traded funds (ETFs), such as the SPDR® S&P 500® ETF, that are intended to achieve exposure to and approximate the relative weighting of stocks in the S&P 500 Index. The Fund also may invest directly in some or all of the companies included in the S&P 500 Index, seeking to replicate approximately the relative weighting of the stocks in the S&P 500 Index. Additionally, in order to achieve the desired long equity exposure, the Fund also may invest in stock index futures and other derivative instruments that would result in a similar market exposure. From time to time, the portfolio managers may deviate from these allocations, for example, during periods immediately following adjustments to the composition of the S&P 500 Index or for purposes of efficient portfolio management. When investing directly in companies included in the S&P 500 Index, the portfolio managers may consider selling a particular position if the security ceases to be included in the S&P 500 Index (either through quarterly rebalancing of the index or otherwise) or if a more attractive means of achieving the same exposure is identified. Because the S&P 500 Index does not incur the types of transaction costs that the Fund bears in connection with rebalancing and responding to cash flows, the Fund’s long equity portfolio (regardless of whether through direct or indirect holdings) may consistently underperform the S&P 500 Index.

In addition to the long equity portfolio described above, under normal market conditions, the Fund employs an in-the-money short call overlay strategy, which consists of writing (selling) exchange-traded call options or FLEX call options (i.e. listed options that are traded on an exchange, such as the CBOE, but with customized strike prices and expiration dates) on the S&P 500 Index that are at strike prices below the current market prices, typically with an aggregate notional value roughly equal to the full value of the Fund’s long equity portfolio. Additionally, under certain circumstances, the portfolio managers may make use of additional option spreads, whereby the Fund utilizes long calls or puts and short or long put or call spreads of exchange-traded or FLEX options on equity and volatility indices, such as the CBOE Volatility Index (VIX), seeking to enhance the portfolio’s return. Option spreads are generally the purchase and sale of options on the same underlying security, index or instrument but may have different strike prices or expiration dates. The number of contracts bought and sold can be different in a spread (normally called a “ratio spread”), allowing the portfolio managers to tailor the risk-reward profile of the position, or they can be the same. It is the Fund’s general intention to normally hold spread positions with different capped returns and maturities to expiration and all options are expected to be held to expiration unless market conditions, redemptions or other circumstances make earlier closeout appropriate or necessary. ~~The Fund may invest in exchange-traded notes (ETNs), including ETNs that provide exposure to market volatility.~~

In addition to the investments described above, the Fund may utilize foreign currency exchange contracts, options, futures contracts and other derivative instruments. [Although the Fund expects to use derivatives in connection with its in-the-money short call overlay strategy described above, it retains the ability to use options for a range of other purposes, including hedging, leverage and gaining indirect exposure to certain investments.] The Fund expects to hold cash and cash equivalents from time to time as a result of receiving options premiums or for other reasons. In response to adverse market, economic, political or other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in long call options or call option spreads, high-quality fixed income securities, cash and cash equivalents. The Fund may not achieve its investment objective when it does so.